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05008551

WRITER'S DIRECT NUMBER
(852) 2509-7886

WRITER'S E-MAIL ADDRESS
carrie.li@sidley.com

Our Ref: 22277-00002

May 30, 2005


SEC MAIL PROCESSING
RECEIVED
JUN - 1 2005
WASH, D.C. 155 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

SUPPL

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find an announcement which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

PROCESSED
JUN 0 7 2005
THOMSON
FINANCIAL

HK1 311495v.1

File No.: 82-34696

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934

China Oilfield Services Limited

(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

May 30, 2005

File No.: 82-34696



COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Incorporated in the People's Republic of China
as a joint stock limited liability company)
(Stock code: 2883)

Results of 2004 Annual General Meeting

China Oilfield Services Limited ("COSL" or the "Company") held its Annual General Meeting for the fiscal year 2004 (the "AGM") on 25 May 2005 (Wednesday) at 10:00 a.m. (Beijing time) at Conference Room 403, CNOOC Plaza, No.6, Dongzhimenwai Xiaojie, Beijing, China. The shareholders in attendance either in person or by proxy at the AGM represented 2,959,039,325 shares, or 74.06% of COSL's total issued shares. Mr. Yuan Guangyu, CEO and President, presided over the AGM. The shareholders in attendance considered and voted by poll to adopt and approve the following ordinary resolutions:

Ordinary Resolution		No. of votes and percentage (approximate)		No. of votes and percentage (approximate)
		For	Against	Abstain/ No indication
1.	To consider and approve the audited financial statements and the report of the auditors for the year ended 31 December 2004.	2,952,643,325; 99.78%	6,396,000; 0.22%	0
2.	To consider and approve the final dividend of RMB4.39 FEN per share for the year ended 31 December 2004.	2,959,039,325; 100%	0	0
3.	To consider the budget for fiscal year 2005.	2,950,777,325; 99.72%	6,396,000; 0.22%	1,866,000; 0.06%
4.	To consider and approve the report of the directors of the Company for the year ended 31 December 2004.	2,959,039,325; 100%	0	0
5.	To consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2004.	2,936,545,325; 99.24%	444,000; 0.015%	22,050,000; 0.75%
6	a) To re-appoint Fu Chengyu, an existing director, and to authorize the board of directors to fix the remuneration.	2,927,127,325; 98.92%	7,996,000; 0.27%	23,916,000; 0.81%
	b) To re-appoint Yuan Guangyu, an existing director, and to authorize the board of directors to fix the remuneration.	2,927,127,325; 98.92%	7,996,000; 0.27%	23,916,000; 0.81%
	c) To re-appoint Andrew Y. Yan, an existing director, and to authorize the board of directors to fix the remuneration.	2,923,179,325; 98.79%	6,396,000; 0.22%	29,464,000; 0,99%
	d) To re-appoint Gordon C. K. Kwong, an existing director, and to authorize the board of directors to fix the remuneration.	2,923,179,325; 98.79%	6,396,000; 0.22%	29,464,000; 0,99%
	e) To re-appoint Zhang Benchun, an existing supervisor, and to authorize the board of directors to fix the remuneration.	2,923,179,325; 98.79%	6,396,000; 0.22%	29,464,000; 0,99%
	f) To appoint a new supervisor, Xiao Jianwen, and to authorize the board of directors to fix the remuneration.	2,923,179,325; 98.79%	6,396,000; 0.22%	29,464,000; 0,99%
7)	To re-appoint Ernst & Young Hua Ming and Ernst & Young as the domestic and international auditors of the Company for the year ending 31 December 2005 and to authorize the board of directors to fix the remuneration thereof.	2,923,179,325; 98.79%	6,396,000; 0.22%	29,464,000; 0,99%

Mr. Xiao Jianwen, aged 56, the new supervisor, graduated from College of Economy of Beijing with a Bachelor's Degree. Mr. Xiao joined CNOOC in 1984, and he has served as one of the supervisors in the Assets Management Department of CNOOC since 2003. The appointment of Mr. Xiao is for an initial term of 3 years and Mr. Xiao's remuneration will be determined by the board. Mr. Xiao does not have any interest in the Company and its subsidiaries (the "Group") within the meaning of the Securities and Futures Ordinance. Other than Mr. Xiao's position in CNOOC, Mr. Xiao has no relationship with the directors and other senior management of the Group.

COSL will pay a final dividend of RMB4.39 FEN (tax inclusive) per share for the fiscal year 2004 on 15 June, 2005. This final dividend will be paid to all COSL shareholders whose names appeared on the COSL's register of members on 25 May, 2005. In accordance with Article 169 of the COSL's Article of Association, the final dividend of RMB4.39 FEN (tax inclusive) per share payable to COSL's H shareholders will be paid in Hong Kong dollars at the exchange rate, which is the mean of the average exchange rates for Hong Kong dollars announced by the People's Bank of China during the week immediately prior to 25 May, 2005.

As more than 50% of the votes present at the AGM either in person or by proxy were cast in favour of resolutions 1 to 7, the above seven resolutions were duly passed as ordinary resolutions. Ernst & Young, the auditors of the Company, acted as scrutineer for the vote-taking.

By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Beijing, 26 May 2005

As at the date of this announcement, the executive directors of the Company are Mr. Yuan Guangyu and Mr. Wu Mengfei; the non-executive directors are Mr. Fu Chengyu and Mr. Wang Zhongan; and the independent non-executive directors are Mr. Gordon Che Keung Kwong, Mr. Andrew Y. Yan and Mr. Simon X. Jiang.

Please also refer to the published version of this announcement in The Standard.